Exhibit 99.3

Dogness Reports First Half Fiscal Year 2021 Financial Results

●	Revenue Increases 6.7% YoY to $12.2 Million
●	60.3% YoY Increase in Sales of Intelligent Pet Products
●	U.S. Sales Increase 41.7% YoY
●	China Sales Increase 4.8% YoY
●	Gross Margin Improves to 39.1%
●	Comprehensive Income Increases to $5.0 million from a Loss of $1.2 million a Year Ago
●	EPS Grows to $0.03 per Basic and Diluted Share from a Loss of $0.01 per Basic and Diluted Share a Year Ago

PLANO, Texas, June 1, 2021 – Dogness (International) Corporation (“Dogness” or the “Company”) (NASDAQ: DOGZ), a developer and manufacturer of a comprehensive line of Dogness-branded, OEM and private label pet products, today announced its unaudited financial results for the six months ended December 31, 2020.

Silong Chen, Chairman and Chief Executive Officer of Dogness, commented, “We made excellent progress as we continue to drive our growth strategy and help customers adjust to COVID-19’s challenges. Our supply chain initiatives gave us a competitive advantage as we were able to get the products customers needed to their favorite retailers to buy, while other suppliers were stuck on ships or in overseas ports. This is a testament to our operations team, which quickly adjusted to the changing supply chain conditions and logistics hurdles. During this period, we maintained extra close engagements with our customers, as we worked to understand their multi-quarter demand forecasts in order to have adequate inventory on hand of the right products.”

Mr. Chen continued, “We continue to do a great job expanding our distribution footprint in all key markets and all channels. For example, we recently announced agreements with Petco, Costco and Chewy, to name a few. In December, we also announced an OEM order for harnesses, leashes and other pet products, expected to be valued at $4 million. Our business is building momentum, which we expect will continue as we move through 2021. Over the coming quarters, we expect to further diversify our product offerings and increase our use of online shopping platforms to gain even broader access to potential customers, especially customers interested in our fast-growing smart pet products. We believe that through continuous product innovation, further sales success and a shift to our higher margin smart tech products, we will achieve expanded profitability and an even greater return on investment for our stockholders.”

Financial Results for the Six Months Ended December 31, 2020

Revenue for the six months ended December 31, 2020 increased 6.7% to $12.2 million from approximately $11.5 million for same period last year. The increase in revenue was primarily attributable to higher sales of the Company’s smart pet products.

Sales of smart pet products increased 60.3% year over year, accounting for 27.6% of total revenue for the six months ended December 31, 2020, compared to 18.4% of total revenue in the year ago period. The Company expects sales of its smart pet products, which typically have higher selling prices than other traditional pet products, will continue to increase based on its order backlog and discussions with customers worldwide.

During the six months ended December 31, 2020, Dogness’ products were sold in 25 countries. Export sales accounted for 47.5% and 46.5% of total sales for the six months ended December 31, 2020 and 2019, respectively, while China domestic sales accounted for 52.5%% and 53.5% for the six months ended December 31, 2020 and 2019, respectively. The Company’s major customers include, Anyi Trading, Petco, Trendspark, PetSmart, Pet Value, Walmart, Target, IKEA, SimplyShe, Pets at Home, PETZL, and Petmate. To mitigate the impact caused by COVID-19, Dogness expanded it sales channels to more online shopping platforms, such as Amazon, Chewy, JD, Tmall and Taobao, as well as live streaming sales platforms hosted by influencers. These ecommerce sales normally have higher profit margin than traditional sales channels.

Cost of revenues was approximately $7.5 million and $7.7 million for six months ended December 31 2020 and 2019, respectively. As a percentage of revenues, the cost of goods sold decreased by approximately 6.2 percentage points to 60.9% for the six months ended December 31, 2020 from 67.1% for the six months ended December 31, 2019. This mainly reflects the benefit of continued upgrades to the Company’s production lines for both traditional and smart pet products to improve productivity and lower production costs.

Gross profit increased by approximately $1.0 million or 26.7%, to approximately $4.8 million for the six months ended December 31, 2020 from approximately $3.8 million for the six months ended December 31. 2019. Overall gross profit margin was 39.1%, an increase of 6.2 percentage points, as compared to 32.9% for the six months ended December 31, 2019.

Comprehensive income was approximately $5.0 million or $0.03 per basic and diluted share for the six months ended December 31, 2020, compared to a loss of $1.2 million or a loss of $0.01 per basic and diluted share for the six months ended December 31, 2019.

The Company had a $2.3 million balance of cash and short-term investments as of December 31, 2020. This does not include approximately $7.4 million in gross proceeds from the Company’s offering with institutional investors, which closed on January 20, 2021.

New State-of-the-Art Facility Opened

Over the last 18 years, Dogness has been an innovation leader, which gives the Company a distinct competitive advantage. The Company took another major step forward with the grand opening of its new high-tech headquarters in November 2020. The new Dogness headquarters, based in Dongguan, China, features an expansive 30,000 square meter high-tech campus, with dedicated state-of-the-art facilities for manufacturing, R&D, sales and marketing, IoT platform, warehousing and logistics, and more. The new headquarters also includes a dynamic showroom to display the full range of Dogness pet products, many of which are covered under the Company’s more than 200 domestic and foreign patents. The new premier location builds upon the Dogness employee-focused culture and will be a recruiting advantage as the Company attracts top notch talent in support of its continuous R&D effort and increased customer demand.

Recent Business Highlights

May 12, 2021 – Secured over RMB 2 million in new orders and received two prestigious gold awards for Quality Ingenuity and Brand Quality at the 7th China (Shenzhen) International Pet Supplies Exhibition trade show. This was one of the first in-person trade show events since COVID-19 hit and the Shenzhen pet expo far exceeded the Company’s expectations.

April 8, 2021 – Reported its e-commerce sales in China increased 24 times for calendar year 2020, as compared to calendar year 2019. Led by the Company’s expanded smart pet product line, Dogness is far outpacing the overall market, with its online sales in China in calendar year 2020 increasing approximately 2,400 percent, compared to approximately 2 percent overall growth for China’s urban pet market (dog and cat).

March 2, 2021 – Announced the launch of the latest Dogness Smart GPS Pet Tracker, the next generation of smart pet tracking, boasting real-time positioning with pin point accuracy. Dogness anticipates initial delivery in the second quarter of 2021.

January 20, 2021 – Closed a previously announced offering with institutional investors, raising approximately $7.4 million in gross proceeds from the sale of 3,455,130 Class A common shares at a price of $2.15 per share and warrants to purchase an aggregate of 1,727,565 Class A common shares, before deducting placement agent fees and other standard offering expenses. The Company also issued a warrant to purchase 276,410 Class A common shares to the placement agent. The warrants are all exercisable at $2.70 per share.

January 14, 2021 – Received formal initial orders for more than 4,000 units of its 2L programmable automatic dog and cat feeders from Petco, which operates approximately 1,600 retail stores across the U.S. This order follows the successful fulfillment of Petco’s previous test program orders, as Dogness expands its relationship with one of the pet industry’s largest, most successful online and retail companies.

December 17, 2020 – Appointed Andy Alfaro as a national sales director. Mr. Alfaro brings over thirty years of experience in sales to Dogness. His proven success managing national and regional retail, wholesale and e-commerce accounts includes Best Buy, Amazon, Wal-Mart, Sam’s Club, JCPenney, Shop HQ, Michaels, Home Depot, 7-11, Synnex, Superior and Petra.

December 7, 2020 – Announced an OEM order for certain pet products including harnesses and leashes, expected to be valued at $4 million. The customer is one of the world’s largest small format pet specialty retailers, with more than 600 stores around the world.

November 20, 2020 – Announced an expansion of its sales activities at Chewy, Inc. (NYSE: CHWY), a trusted online destination for pet parents. Dogness has been a supplier to Chewy since January 2019 and is excited to keep building on its successful relationship.

November 19, 2020 – Announced an expansion of its sales activities at Costco Wholesale Corporation (“Costco”), with both in-store and online special events to promote the high quality Dogness smart pet product line. Dogness has a unique position as one of, if not the only, smart pet product lines being made available to Costco’s members, which is a testament to the high-quality, innovative and durable pet products Dogness is known for.

About Dogness

Dogness (International) Corporation was founded in 2003 from the belief that pet dogs and cats are important, well-loved family members. Through its smart products, hygiene products, health and wellness products, and leash products, Dogness is able to simplify pet lifestyles, make them more scientific, and enhance the relationship between pets and pet caregivers. The Company ensures industry-leading quality through its fully integrated vertical supply chain and world-class research and development capabilities, which has resulted in over 200 patents and patents pending. Dogness products reach families worldwide through global chain stores and distributors. For more information, please visit: ir.dogness.com.

Forward Looking Statements

No statement made in this press release should be interpreted as an offer to purchase or sell any security. Such an offer can only be made in accordance with the Securities Act of 1933, as amended, and applicable state securities laws. Certain statements in this press release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the “safe harbor” under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding lingering effects of the COVID-19 pandemic on our customers’ businesses and end purchasers’ disposable income, our cooperation with telecom companies to secure 4G coverage, our ability to meet development, production and shipping targets, our ability to raise capital on any particular terms, fulfillment of customer orders, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, our ability to realize revenue from expanded operation and acquired assets in China and the U.S., our ability to attract and retain highly skilled professionals, client concentration, industry segment concentration, reduced demand for technology in our key focus areas, our ability to successfully complete and integrate potential acquisitions, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings. These filings are available at www.sec.gov. Dogness may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company’s filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this press release. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

For more information please contact:

David Pasquale,

Global IR Partners,

New York Office Phone: +1-914-337-8801

DOGZ@globalirpartners.com

DOGNESS (INTERNATIONAL) CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME (LOSS)

(Unaudited)

	For The Six Months Ended December 31,
	2020	2019

Revenues - third party customers	$11,697,156	$10,887,822
Revenues – related parties	548,351	588,733
Total Revenues	12,245,507	11,476,555

Cost of revenues – third party customers	(7,170,811)	(7,344,048)
Cost of revenues – related parties	(285,258)	(351,601)
Total cost of revenues	(7,456,069)	(7,695,649)
Gross Profit	4,789,438	3,780,906

Operating expenses:
Selling expenses	1,000,340	933,861
General and administrative expenses	2,186,886	2,936,038
Research and development expenses	254,924	148,528
Total operating expenses	3,442,150	4,018,427

Income (loss) from operations	1,347,288	(237,521)

Other expenses:
Interest expense, net	(111,690)	(125,384)
Foreign exchange transaction gain (loss)	(119,082)	46,905
Other income (expenses), net	158,565	(3,766)
Gain from disposition of a subsidiary	5,104
Total other expense, net	(67,103)	(82,245)

Income (loss) before income taxes	1,280,185	(319,766)
Provision for income taxes	530,679	104,730
Net income (loss)	749,506	(424,496)
Less: net loss attributable to noncontrolling interest	(89,742)	(41,402)
Net income (loss) attributable to Dogness (International) Corporation	839,248	(383,094)

Other comprehensive income (loss):
Foreign currency translation income (loss)	4,171,436	(826,508)
Comprehensive income (loss)	4,920,942	(1,251,004)
Less: comprehensive loss attributable to noncontrolling interest	(39,791)	(48,046)
Comprehensive income (loss) attributable to Dogness (International) Corporation	$4,960,733	$(1,202,958)

Earnings (Loss) Per share
Basic	$0.03	$(0.01)
Diluted	$0.03	$(0.01)

Weighted Average Shares Outstanding
Basic	25,913,631	25,913,631
Diluted	25,931,146	25,913,631

DOGNESS (INTERNATIONAL) CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	As of December 31,	As of June 30,
	2020	2020
ASSETS
CURRENT ASSETS
Cash	$1,351,532	$1,266,873
Short-term investments	933,910	3,551,968
Accounts receivable from third-party customers, net	3,303,159	1,916,840
Accounts receivable – related parties	497,974	559,465
Inventories, net	4,768,037	2,860,700
Prepayments and other current assets	1,453,973	1,471,612
Advance to suppliers - related party	29,240	-
Total current assets	12,337,825	11,627,458

Property, plant and equipment, net	53,495,926	43,533,512
Right-of-use lease assets, net	5,308,717	5,123,898
Intangible assets, net	2,238,206	2,104,803
Long-term investments in equity investees	1,377,900	1,046,360
Deferred tax assets	128,969	115,230
TOTAL ASSETS	$74,887,543	$63,551,261

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term bank loans	$910,000	$5,142,000
Current portion of long term bank loans	623,669	-
Accounts payable	904,135	705,223
Accounts payable – related parties	3,963	305,215
Due to a related party	2,035,922	25,462
Advance from customers	177,314	152,299
Taxes payable	3,613,007	2,814,411
Accrued liabilities and other payable	1,659,472	1,452,408
Operating lease liabilities, current	164,694	172,716
Total current liabilities	10,092,176	10,769,734

Long term bank loans	7,027,723	73,300
Operating lease liabilities, non-current	1,197,195	1,200,299
TOTAL LIABILITIES	18,317,094	12,043,333

Commitments

EQUITY
Common shares, $0.002 par value, 100,0000,000 shares authorized, 25,913,631 issued and outstanding
Class A Common shares	33,689	33,689
Class B Common shares	18,138	18,138
Additional paid-in capital	53,292,689	53,221,610
Statutory reserve	194,401	191,716
Retained earnings	4,052,634	3,216,071
Accumulated other comprehensive loss	(1,666,480)	(5,787,965)
Total Dogness (International) Corporation stockholders’ equity	55,925,071	50,893,259

Noncontrolling interest	645,378	614,669
Total equity	56,570,449	51,507,928

TOTAL LIABILITIES AND EQUITY	$74,887,543	$63,551,261